UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

RESOLUTE ENERGY CORPORATION

(Name of Issuer)

Common Stock, par value of $0.0001 per share

(Title of Class of Securities)

76116A306

(CUSIP Number)

Francis B. Barron

Senior Vice President — General Counsel

Cimarex Energy Co.

1700 Lincoln Street, Suite 3700

Denver, Colorado 80203

(303) 295-3995

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Name of Reporting Person Cimarex Energy Co.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds N/A (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock, par value $0.0001 per share, of the Issuer (see Note 1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.00%

14	Type of Reporting Person CO - corporation

(1)           On February 22, 2019, the stockholders of Resolute Energy Corporation, a Delaware corporation (the “Issuer” or “Resolute”), voted in a special meeting and adopted the Agreement and Plan of Merger, dated as of November 18, 2018 (the “Merger Agreement”), by and among the Issuer, Cimarex Energy Co., a Delaware corporation (the “Reporting Person”), CR Sub 1 Inc., a Delaware corporation (“Merger Sub 1”), and CR Sub 2 LLC, a Delaware limited liability company (“Merger Sub 2”). On March 1, 2019, Merger Sub 1 merged with and into Resolute, with Resolute continuing as the surviving entity (the “first merger”) and a wholly owned subsidiary of the Reporting Person. After the completion of the first merger, Resolute, as the surviving corporation in the first merger, merged with and into Merger Sub 2 , with Merger Sub 2 (the “second merger” and, together with the first merger, the “Merger”) continuing as the surviving entity and a wholly owned subsidiary of the Reporting Person (“Surviving Company”).

Upon the closing of the Merger (a) certain voting and support agreements entered into in connection with the execution of the Merger Agreement (the “Voting and Support Agreements”) to which the initial Schedule 13D related terminated in accordance with their terms, and (b) the Reporting Person ceased to be the beneficial owner of any shares of Resolute Common Stock (as defined below).

This Amendment No. 2 to Schedule 13D (this “Amendment”) to the initial Schedule 13D filed on November 27, 2018 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D (as so amended, the “Schedule 13D”) filed on February 26, 2019, is being filed by the undersigned, pursuant to Rule 13d-2(a) of the Exchange Act, with respect to the common stock, par value $0.0001 per share (the “Resolute Common Stock”), of the Issuer.

The information set forth herein on behalf of the Reporting Person supplements the information set forth in the Schedule 13D with respect to all Items where such information is relevant.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

On March 1, 2019, the Merger closed. The Voting and Support Agreements with Betz, Sutton and Gazulis terminated in accordance with their terms upon the closing of the Merger.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Initial Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) and (b). The response of the Reporting Person to rows 7 through 13 on the cover page of this Amendment are incorporated by reference herein.

(e). As a result of the termination of the remaining Voting and Support Agreements, the Reporting Person ceased to beneficially own any shares of Resolute Common Stock on March 1, 2019.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2019	CIMAREX ENERGY CO.

	By:	/s/ Francis B. Barron
	Name:	Francis B. Barron
	Title:	Senior Vice President – General Counsel